B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Tuesday, August 31, 2004

SEC EXEMPTION #82-4245

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

04036744

RECEIVED
2004 SEP -8 P 12:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

SUPPL

Enclosures: Press Release – BFS Entertainment & Multimedia Limited Announces Results for Fiscal 2004

PROCESSED
SEP 08 2004
THOMSON
FINANCIAL

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, August 30, 2004

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES RESULTS FOR FISCAL 2004

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, today reported its consolidated operating results for the fiscal year ended May 1, 2004.

Sales for the fiscal year ended May 1, 2004 were $8,561,371 compared to $8,331,166 for the previous fiscal year, an increase of 3%.

For the fiscal year, operating earnings before interest, income taxes and amortization (EBITDA) were $1,047,769, compared to $1,653,288 for the prior fiscal year. Earnings before income taxes for the fiscal year were $105,460 compared to $342,194 for the same period last year. Net earnings for the fiscal year were $87,082 or $0.01 per share, compared to $194,891 or $0.02 per share for the previous fiscal year.

Denis B.E. Donnelly, President and CEO stated, "Fiscal 2004 was a year of adjustment to the new reality of a significantly lower U.S. dollar, in light of which, we are pleased with our sales growth. Our increased focus and investment in our direct to consumer catalogue in 2004 has resulted in over 300% sales growth in this business.

Due to rapid acceptance of the DVD format, we have further added to our allowance for the expected obsolescence of our investment in VHS formatted product.

We have made good progress towards our goal to develop our own content. By adding new personnel to our production company, we have brought on board the experience we need to successfully complete the various projects in development. "

FINANCIAL HIGHLIGHTS (audited)	Fiscal years ended	
	May 1, 2004	May 3, 2003
Sales	$ **8,561,371**	$ 8,331,166
Operating earnings (EBITDA)[1]	**1,047,769**	1,653,288
Earnings before income taxes	**105,460**	342,194
Income taxes	**18,378**	147,303
Net earnings	**87,082**	194,891
Basic and diluted earnings per share	**0.01**	0.02

1. BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represents earnings before interest, income taxes and amortization. Operating earnings (EBITDA) do not have a standardized meaning prescribed by generally accepted accounting principles and therfore, is unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com